Exhibit 99.2

Associated Estates Realty Corporation
First Quarter 2005
Earnings Release and Supplemental Financial Data



Reflections
12020 Little Patuxent Parkway
Columbia, MD 21004-2778

Tel: (410) 992-0411
WebSite: www.reflectionsapts.com

Reflections, a 184-unit garden apartment community, is located on 11.4 acres in Columbia, Maryland. Amenities include a 24-hour fitness center, outdoor swimming pool, clubhouse, wood burning fireplaces, outdoor storage, ceramic tiled entrances, full-size washer/dryer in unit and much more.

Associated Estates Realty Corporation   **Phone:** (216) 261-5000
5025 Swetland Court   **Fax:** (216) 289-9600
Cleveland, Ohio 44143-1467   **Web Site:** www.aecrealty.com

Investor contact: Barbara E. Hasenstab
Vice President of Investor Relations
  and Corporate Communications
(216) 797-8798
IR@aecrealty.com

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected, including but not limited to, expectations regarding the Company's full year 2005 performance, which are based on certain assumptions. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expects," "projects," "believes," "plans," "anticipates," and similar expressions are intended to identify forward looking statements. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty, including without limitation the following: changes in economic conditions in the markets in which the Company owns and manages properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; risks of a lessening of demand for the multifamily units owned or managed by the Company; competition from other available apartments and change in market rental rates; increases in property and liability insurance costs; changes in government regulations affecting the Affordable Housing properties and other properties operated by the Company; changes in or termination of contracts relating to third party management and advisory business; inability to renew current Housing Assistance Payment ("HAP") contracts at existing rents; weather and other conditions that might adversely affect operating expenses; expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, and real estate tax valuation reassessments or millage rate increases; inability of the Company to achieve anticipated reductions in operating expenses and increases in revenues; the results of litigation filed or to be filed against the Company; risks related to the Company's joint ventures; risks of personal injury claims and property damage related to mold claims because of diminished insurance coverage; risks associated with property acquisitions such as environmental liabilities, among others; changes in market conditions that may limit or prevent the Company from acquiring or selling properties; and risks related to the perception of residents and prospective residents as to the attractiveness, convenience and safety of the Company's properties or the neighborhoods in which they are located.

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Associated Estates Realty Corporation
First Quarter 2005
Supplemental Financial Data

Table of Contents   **Page**

Earnings Release 1

Financial and Operating Highlights 3

Condensed Consolidated Balance Sheets 6

Consolidated Statements of Operations 7

Reconciliation of Funds from Operations (FFO) and Funds Available for Distribution (FAD) 8

Overview of Operating Expenses Related to Repairs and Maintenance and Capitalized
   Expenditures 9

Segment Information 10

"Same Store" Market-Rate Data 11

Property Net Operating Income (Property NOI) 13

Debt Structure 14

Joint Venture Summary Data 15

Definitions of Non-GAAP Financial Measures 16

ASSOCIATED ESTATES REALTY CORPORATION ANNOUNCES FIRST QUARTER 2005 RESULTS

Cleveland, Ohio - April 27, 2005 - Associated Estates Realty Corporation (NYSE: AEC) today reported a net loss of $0.35 per common share (basic and diluted) for the first quarter ended March 31, 2005 compared with a net loss of $0.13 per common share (basic and diluted) for the first quarter ended March 31, 2004. The results for the first quarter of 2005 include non-cash redemption costs of approximately $0.11 per share associated with the redemption of the Company's Class A Shares in January 2005.

Funds from operations (FFO) per share for the first quarter of 2005 were $0.09 per common share (basic and diluted) compared with $0.29 per common share (basic and diluted) for the first quarter of 2004. Excluding the redemption charges noted above, FFO for the first quarter of 2005 would have been $0.20 per share compared with $0.29 per share in the first quarter a year ago. The period over period decline of $0.09 per share is primarily attributable to:

- Reduced contributions from the Company's painting subsidiary and a decline in management fee revenues, as anticipated; and

- Increased operating expenses in our same store market-rate and affordable housing portfolios.

A reconciliation of net loss to FFO is included on page 8.

Same Store Market-Rate Portfolio

Property net operating income for the first quarter for the same store market-rate portfolio decreased 5.4 percent compared with the first quarter of 2004. Revenues for the first quarter of 2005 from the Company's same store market-rate portfolio were flat, primarily as a result of softness in the Company's Midwest markets. Total property operating expenses for the same store market-rate portfolio increased 5.9 percent.

For the first quarter, the average net collected rent was $665 per unit compared with $666 per unit for the first quarter of 2004. Physical occupancy was 92.5 percent at the end of the quarter compared with 91.7 percent at the end of the first quarter of 2004.

Additional quarterly financial information, including segment detail and performance by region for the Company's same-store portfolio, is included on pages 10 through 13.

Acquisitions

On March 9, the Company acquired a 316-unit multifamily community located in Florida. The property was constructed in 2003.

Unsecured Offering of Trust Preferred Securities

On March 15, the Company borrowed $25.8 million on an unsecured basis in connection with the issuance of trust preferred securities by a Company subsidiary. The loan matures in 2035 and may be prepaid after five years without penalty. The interest rate is 7.92% for the first ten years and then goes to LIBOR plus 3.25% for the remainder of the term of the loan.

The Company plans to ultimately use the proceeds from the offering to acquire properties. In the interim, the proceeds were used to reduce borrowings on the Company's line of credit and pay off a project-specific mortgage.

Outlook

"While the Midwest markets have been slower to pick up than we anticipated, we are encouraged by the increase in net collected (or effective) rents and overall occupancy in March, as well as preliminary April numbers," said Jeffrey I. Friedman, President and CEO. "At the same time, we have seen exceptional growth in some of our other markets, including Florida and Metro D.C."

For 2005, the Company anticipates FFO on the low end of the previously stated range of $1.05 to $1.10 per share, excluding the non-cash redemption costs of approximately $0.11 per share associated with the redemption of the Class A Shares. Correspondingly, funds available for distribution (FAD) are expected at the low end of the range of $0.71 to $0.76 per share.

These expected results reflect the softness in the Company's Midwest markets, the negative impact of higher-than-anticipated utility costs in the first quarter, and the net impact of increased interest costs, primarily related to the issuance of the trust preferred securities in the first quarter.

Associated Estates Realty Corporation
Financial and Operating Highlights
For the Three Months Ended March 31, 2005 and 2004
(Unaudited; in thousands, except per share and ratio data)

	Three Months Ended March 31,	
OPERATING INFORMATION	2005	2004
Total revenue	$ 37,276	$ 38,882
Property revenue	$ 34,584	$ 33,524
Net (loss) income applicable to common shareholders	$ (6,843)	$ (2,436)
Per share:		
Basic	$ (0.35)	$ (0.13)
Diluted	$ (0.35)	$ (0.13)
Funds from Operations (FFO) [1]	$ 1,776	$ 5,668
FFO excluding preferred redemption costs [2]	$ 3,939	$ 5,668
FFO per share - basic and diluted	$ 0.09	$ 0.29
FFO per share excluding preferred redemption costs - basic and diluted	$ 0.20	$ 0.29
Funds Available for Distribution (FAD) [1]	$ 3,720	$ 5,242
Dividends per share	$ 0.17	$ 0.17
Payout ratio - FFO	188.9%	58.6%
Payout ratio - FFO excluding preferred redemption costs	85.0%	58.6%
Payout ratio - FAD	89.5%	63.0%
Common dividends - paid	$ 3,341	$ 3,314
Preferred dividends - paid	$ 1,666	$ 1,371
Service companies expense	$ 908	$ 972
General and administrative expense	$ 2,050	$ 1,836
Interest expense [3]	$ 9,881	$ 9,613
Interest coverage ratio [4]	1.55:1	1.73:1
Fixed charge coverage ratio [5]	1.37:1	1.53:1
General and administrative expense to property revenue	5.9%	5.5%
Interest expense to property revenue	28.6%	28.7%
Total NOI [6]	$ 17,298	$ 18,450
Property NOI [6]	$ 17,459	$ 17,787
ROA [7]	7.7%	7.5%
Same store market-rate revenue (decrease) increase	(0.1)%	2.3%
Same store market-rate expense increase (decrease)	5.9%	(8.8)%
Same store market-rate NOI (decrease) increase	(5.4)%	14.6%
Same store market-rate operating margins	50.5%	53.3%

(1) See page 8 for a reconciliation of net (loss) income to these non-GAAP measurements and page 16 for the Company's definition of these non-GAAP measurements.
(2) See page 16 for the Company's definition of this non-GAAP measurement.
(3) Excludes amortization of financing fees of $272 and $267 for the three months 2005 and 2004, respectively.
(4) Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs, and excluding preferred redemption cost write-off. See page 17 for a reconciliation of net (loss) income to EBITDA and for the Company's definition of EBITDA.
(5) Represents interest expense and preferred stock dividend payment coverage, excluding preferred redemption cost write-off.
(6) See page 10 for a reconciliation of net (loss) income to the non-GAAP measurements and page 17 for the Company's definition of these non-GAAP measurements.
(7) ROA is calculated as trailing twelve month Property NOI divided by average gross real estate assets.

Associated Estates Realty Corporation
Financial and Operating Highlights
First Quarter 2005
(Unaudited; in thousands, except per share and ratio data)

		March 31, 2005		December 31, 2004
MARKET CAPITALIZATION DATA				
Net real estate investments	$	698,046	$	665,268
Total assets	$	742,181	$	763,432
Total debt	$	601,993	$	557,279
Minority interest	$	2,172	$	2,172
Preferred stock -9.75% Class A Cumulative Redeemable Preferred Shares	$	-	$	56,250
-8.70% Class B Cumulative Redeemable Preferred Shares	$	58,000	$	58,000
Total shareholders' equity	$	99,719	$	163,590
Common shares outstanding		19,714		19,653
Share price, end of period	$	9.97	$	10.22
Total market capitalization[(1)]	$	878,912	$	894,852
Undepreciated book value of real estate [(2)]	$	999,487	$	958,450
Total debt to undepreciated book value of real estate		60.2%		58.1%
Annual dividend	$	0.68	$	0.68
Annual dividend yield based on share price, end of period		6.8%		6.7%

(1) Includes the Company's share of unconsolidated debt of $22,370 and $22,469 as of March 31, 2005 and December 31, 2004, respectively.

(2) Includes $23,370 of undepreciated real estate associated with a property classified as held for sale.

Associated Estates Realty Corporation
Financial and Operating Highlights
First Quarter 2005

PORTFOLIO INFORMATION		No. of
Company Portfolio:	Properties	Units
Directly owned:		
Affordable Housing	12	1,246
"Same Store" Market-Rate	59	15,090
Acquisition/Disposition	3	883
Joint ventures	3	951
Third party managed:		
Affordable Housing [1]	28	4,840
Market-Rate	5	963
Total Company Portfolio	110	23,973

(1) Effective April 1, 2005, the Company commenced management of four Affordable Housing properties, all located in Ohio, containing a total of 434 units.

Associated Estates Realty Corporation
Condensed Consolidated Balance Sheets
First Quarter 2005
(Unaudited; dollar amounts in thousands)

	March 31, 2005	December 31, 2004
ASSETS		
Real estate assets		
Investment in real estate	$ 974,241	$ 956,620
Construction in progress	1,876	1,830
Less: accumulated depreciation	(288,483)	(293,182)
	687,634	665,268
Real estate associated with property held for sale, net	10,412	-
Real estate, net	698,046	665,268
Cash and cash equivalents	2,555	59,734
Restricted cash	10,072	10,740
Other assets	31,508	27,690
Total assets	$ 742,181	$ 763,432
LIABILITIES AND SHAREHOLDERS' EQUITY		
Mortgage notes payable	$ 553,013	$ 547,279
Mortgage notes payable associated with property held for sale	16,100	-
Lines of credit borrowings	7,100	10,000
Unsecured borrowings	25,780	-
Total debt	601,993	557,279
Accounts payable and accrued expenses	38,297	40,391
Total liabilities	640,290	597,670
Operating partnership minority interest	2,172	2,172
Shareholders' equity		
Preferred shares, without par value; 9,000,000 shares authorized;		
9.75% Class A cumulative redeemable, $250 per share liquidation		
preference, 225,000 issued and outstanding at December 31, 2004	-	56,250
8.70% Class B Series II cumulative redeemable, $250 per share		
liquidation preference, 232,000 issued and outstanding	58,000	58,000
Common shares, without par value, $.10 stated value; 41,000,000		
authorized; 22,995,763 issued and 19,713,431 and 19,653,187		
outstanding at March 31, 2005 and December 31, 2004, respectively	2,300	2,300
Paid-in capital	279,016	277,117
Accumulated distributions in excess of accumulated net income	(210,473)	(200,277)
Less: Treasury shares, at cost, 3,282,332 and 3,342,576 shares		
at March 31, 2005 and December 31, 2004, respectively	(29,124)	(29,800)
Total shareholders' equity	99,719	163,590
Total liabilities and shareholders' equity	$ 742,181	$ 763,432

Associated Estates Realty Corporation
Consolidated Statements of Operations
Three Months Ended March 31, 2005 and 2004
(Unaudited; dollar and share amounts in thousands)

	Three Months Ended March 31,	
	2005	2004
REVENUE		
Rental income	$ 33,215	$ 32,481
Fee income and reimbursements	2,597	3,479
Painting services	96	1,874
Other income	1,368	1,048
Total revenue	37,276	38,882
EXPENSES		
Property operating and maintenance	17,128	15,740
Depreciation and amortization	8,591	8,014
Direct property management and service companies expenses	2,843	3,292
Painting services and charges	120	1,442
General and administrative	2,050	1,836
Total expenses	30,732	30,324
Operating income	6,544	8,558
Interest income	113	42
Interest expense, net	(10,153)	(9,880)
(Loss) income before equity in net loss of joint ventures,		
minority interest and income from discontinued operations	(3,496)	(1,280)
Equity in net loss of joint ventures	(265)	(258)
Minority interest in operating partnership	(16)	(16)
(Loss) income from continuing operations	(3,777)	(1,554)
Income from discontinued operations:		
Operating income	443	489
Gain on disposition of property	-	-
Income from discontinued operations	443	489
Net (loss) income	(3,334)	(1,065)
Preferred share dividends	(1,346)	(1,371)
Original cost associated with redemption of preferred shares	(2,163)	-
Net (loss) income applicable to common shares	$ (6,843)	$ (2,436)
Earnings per common share - basic:		
(Loss) income from continuing operations applicable to common shares	$ (0.37)	$ (0.15)
Income from discontinued operations	0.02	0.02
Net (loss) income applicable to common shares	$ (0.35)	$ (0.13)
Earnings per common share - diluted:		
(Loss) income from continuing operations applicable to common shares	$ (0.37)	$ (0.15)
Income from discontinued operations	0.02	0.03
Net (loss) income applicable to common shares	$ (0.35)	$ (0.13)
Weighted average shares outstanding - basic	19,579	19,446
Weighted average shares outstanding - diluted	19,579	19,446

Associated Estates Realty Corporation
Reconciliation of Funds from Operations (FFO) and Funds Available for Distribution (FAD)
(In thousands, except per share data)

CALCULATION OF FFO AND FAD	Three Months Ended March 31,	
	2005	2004
Net (loss) income applicable to common shares	$ (6,843)	$ (2,436)
Add: Depreciation - real estate assets	8,127	7,720
Depreciation - real estate assets - joint ventures	240	285
Amortization of joint venture deferred costs	8	21
Amortization of intangible assets	244	78
Funds From Operations (FFO) [1]	1,776	5,668
Add: Original costs associated with redemption of preferred shares	2,163	-
Funds From Operations (FFO) excluding preferred redemption costs [1]	3,939	5,668
Add: Depreciation - other assets	425	433
Depreciation - other assets - joint ventures	51	50
Amortization of deferred financing fees	272	267
Amortization of deferred financing fees - joint ventures	7	10
Less: Fixed asset additions [2]	(961)	(1,186)
Fixed asset additions - joint ventures [2]	(13)	-
Funds Available for Distribution (FAD) [1]	$ 3,720	$ 5,242
Weighted average shares outstanding - basic	19,579	19,446
Weighted average shares outstanding - diluted	19,579	19,446
PER SHARE INFORMATION:		
FFO - basic and diluted	$ 0.09	$ 0.29
FFO excluding preferred redemption costs - basic and diluted	$ 0.20	$ 0.29
Dividends	$ 0.17	$ 0.17
Payout ratio - FFO	188.9%	58.6%
Payout ratio - FFO excluding preferred redemption costs	85.0%	58.6%
Payout ratio - FAD	89.5%	63.0%

(1) See page 16 for the Company's definition of these non-GAAP measurements.

(2) Fixed asset additions exclude development, investment and non-recurring capital additions and only reflect the Company's prorata share of recurring joint venture capital additions.

Associated Estates Realty Corporation
Overview of Operating Expenses Related to Repairs and Maintenance and Capitalized Expenditures
(In thousands, except estimated GAAP useful life and cost per unit)

	Estimated GAAP Useful Life (Years)	Three Months Ended March 31, 2005	
		Amount	Cost Per Unit[1]
OPERATING EXPENSES RELATED TO REPAIRS AND MAINTENANCE			
Repairs and maintenance[2]		$ 2,970	$ 176
Maintenance personnel labor cost[2]		1,822	108
Total Operating Expenses Related to Repairs and Maintenance		4,792	284
CAPITAL EXPENDITURES			
Recurring Capital Expenditures [3]			
Amenities	5	23	1
Appliances	5	162	10
Building improvements[4]	14	57	3
Carpet and flooring	5	470	28
HVAC and mechanicals	15	72	4
Landscaping and grounds	14	19	1
Office/model	5	16	1
Suite improvements	5	39	2
Miscellaneous	5	6	0
Total Recurring Capital Expenditures - Properties		864	50
Corporate capital expenditures[5][6]		97	6
Total Recurring Capital Expenditures		961	56
Total Recurring Capital Expenditures and Repairs and Maintenance		$ 5,753	$ 340
Total Recurring Capital Expenditures		$ 961	
Investment/Revenue Enhancing Expenditures[7]:			
Siding/Painting [8]	10	4	
Retail space buildout [8]	5	2	
Water sub-meters [8]	14	3	
Capital expenditures associated with common area upgrades [9]	various	83	
Total Investment/Revenue Enhancing Expenditures		92	
Grand Total Capital Expenditures		$ 1,053	

(1) Calculated using 16,903 units, including 1,246 affordable housing units, 567 acquisition/disposition properties and 15,090 same store market-rate units.

(2) Included in property operating and maintenance expense in the Consolidated Statements of Operations.

(3) See page 18 for the Company's definition of recurring fixed asset additions.

(4) Includes primarily building exterior work, exterior painting and new roofs.

(5) Includes upgrades to computer hardware and software as well as corporate office furniture and fixtures.

(6) Includes $15 of capital lease payments.

(7) See page 18 for the Company's definition of investment/revenue enhancing additions.

(8) Related to single market-rate asset.

(9) Related to two market-rate assets.

Associated Estates Realty Corporation
Segment Information
(Unaudited, in thousands, except per share data)

| | Three Months Ended March 31, 2005 | | | | |
	Acquisitions/ Dispositions	Same Store Market-Rate	Affordable Housing	Management and Service Operations	Total
Revenue	$ 1,037	$ 31,073	$ 2,474	$ 2,692	$ 37,276
Interest income	-	(1)	4	110	113
Expenses	404	15,379	1,345	2,963	20,091
NOI [1]	633	15,693	1,133	(161)	17,298
Depreciation and amortization	554	7,503	333	201	8,591
General and administrative	105	1,797	148	-	2,050
Interest expense	247	9,757	-	149	10,153
	906	19,057	481	350	20,794
(Loss) income before equity in loss of joint ventures, minority interest and income from discontinued operations	(273)	(3,364)	652	(511)	(3,496)
Equity in net loss of joint ventures	-	(243)	(22)	-	(265)
Minority interest in operating partnership	-	-	-	(16)	(16)
(Loss) income before income from discontinued operations	(273)	(3,607)	630	(527)	(3,777)
Income from discontinued operations	443	-	-	-	443
Net income (loss)	170	(3,607)	630	(527)	(3,334)
Preferred share dividends	(74)	(1,149)	(91)	(32)	(1,346)
Original issuance costs related to redemption of preferred shares	-	-	-	(2,163)	(2,163)
Net income (loss) applicable to common shares	$ 96	$ (4,756)	$ 539	$ (2,722)	$ (6,843)
Weighted average shares outstanding - basic					19,579
Weighted average shares outstanding - diluted					19,579
FFO per share - basic and diluted	$ 0.04	$ 0.14	$ 0.05	$ (0.14)	$ 0.09
FFO per share excluding preferred redemption costs - basic and diluted	$ 0.04	$ 0.14	$ 0.05	$ (0.03)	$ 0.20

| | Three Months Ended March 31, 2004 | | | | |
	Acquisitions/ Dispositions	Same Store Market-Rate	Affordable Housing	Management and Service Operations	Total
Revenue	$ -	$ 31,113	$ 2,411	$ 5,358	$ 38,882
Interest income	-	1	2	39	42
Expenses	-	14,521	1,219	4,734	20,474
NOI [1]	-	16,593	1,194	663	18,450
Depreciation and amortization	-	7,438	314	262	8,014
General and administrative	94	1,609	133	-	1,836
Interest expense	-	9,842	1	37	9,880
	94	18,889	448	299	19,730
Income (loss) before equity in net income (loss) of joint ventures, minority interest and income from discontinued operations	(94)	(2,296)	746	364	(1,280)
Equity in net income (loss) of joint ventures	7	(229)	(36)	-	(258)
Minority interest in operating partnership	-	-	-	(16)	(16)
(Loss) income before income from discontinued operations	(87)	(2,525)	710	348	(1,554)
Income from discontinued operations	489	-	-	-	489
Net income (loss)	402	(2,525)	710	348	(1,065)
Preferred share dividends	(56)	(1,118)	(87)	(110)	(1,371)
Net income (loss) applicable to common shares	$ 346	$ (3,643)	$ 623	$ 238	$ (2,436)
Weighted average shares outstanding - basic					19,446
Weighted average shares outstanding - diluted					19,446
FFO per share - basic and diluted	$ 0.03	$ 0.19	$ 0.05	$ 0.02	$ 0.29

[1] See page 17 for the Company's definition of this non-GAAP measurement.

Associated Estates Realty Corporation
"Same Store" Market-Rate Data
Operating Results for the Last Five Quarters
(Unaudited, in thousands, except unit totals and per unit amounts)

	Quarter Ended				
	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004
Revenue					
Rental	$ 29,829	$ 30,130	$ 30,548	$ 30,474	$ 30,137
Other income	1,243	1,243	1,092	989	977
Total Revenue	31,072	31,373	31,640	31,463	31,114
Property Operating and Maintenance Expenses					
Personnel	4,121	3,928	3,914	3,930	3,941
Advertising	450	494	463	453	422
Utilities	2,506	2,083	1,957	1,807	2,257
Repairs and maintenance	2,709	2,936	3,550	3,169	2,458
Real estate taxes and insurance	4,326	3,923	4,264	4,183	4,121
Other operating	1,267	1,371	426	1,419	1,322
Total Expenses	15,379	14,735	14,574	14,961	14,521
Net Operating Income	$ 15,693	$ 16,638	$ 17,066	$ 16,502	$ 16,593
Operating Margin	50.5%	53.0%	53.9%	52.4%	53.3%
Total Number of Units	15,090	15,090	15,090	15,090	15,090
NOI Per Unit	$ 1,040	$ 1,103	$ 1,131	$ 1,094	$ 1,100
Average Net Collected Per Unit [1]	$ 665	$ 672	$ 675	$ 671	$ 666
Physical Occupancy - End of Period [2]	92.5%	91.1%	92.6%	92.6%	91.7%
Average Economic Occupancy [3]	81.6%	82.9%	84.5%	85.3%	85.4%

(1) Represents gross potential rents less vacancies and concessions.

(2) Is defined as number of units occupied divided by total number of units.

(3) Is defined as potential rent less vacancies and concessions divided by potential rent.

Associated Estates Realty Corporation
"Same Store" Market-Rate Data
As of March 31, 2005 and March 31, 2004

	No. of Units	Average Age[4]	Net Rent Collected per Unit [1]			Physical Occupancy [2]		Turnover Ratio [3]	
			Q1 2005	Q1 2004	% Change	Q1 2005	Q1 2004	Q1 2005	Q1 2004
Arizona	204	16	$ 662	$ 656	0.9%	96.1%	95.6%	51.0%	66.7%
Florida	1,128	9	966	854	13.1%	98.6%	90.2%	50.0%	57.1%
Georgia	706	18	606	611	(0.8)%	95.5%	96.2%	49.3%	54.4%
Indiana	836	10	703	678	3.7%	93.9%	91.1%	41.2%	44.0%
Metro D.C.	667	19	1,052	977	7.7%	97.2%	94.2%	30.0%	41.4%
Michigan	2,888	15	652	684	(4.7)%	93.5%	95.5%	41.3%	45.4%
North Carolina	276	11	587	588	(0.2)%	91.7%	92.8%	62.3%	59.4%
Ohio - Central Ohio	3,135	13	619	641	(3.4)%	94.3%	93.0%	44.0%	39.6%
Ohio - Northeastern Ohio	3,448	17	591	603	(2.0)%	87.3%	88.2%	35.9%	39.1%
Ohio - Northeastern - Congregate Care	170	23	545	570	(4.4)%	68.2%	68.2%	11.8%	18.8%
Ohio - Toledo, Ohio	1,060	24	603	570	5.8%	94.2%	89.7%	37.7%	47.2%
Pennsylvania	468	19	560	589	(4.9)%	87.8%	90.4%	47.9%	35.0%
Texas	104	12	783	888	(11.8)%	92.3%	91.3%	42.3%	46.2%
Total/Average "Same Store"									
Market-Rate	15,090	16	$ 665	$ 666	(0.2)%	92.5%	91.7%	41.3%	43.8%

(1) Represents gross potential rents less vacancies and concessions.

(2) Represents physical occupancy at the end of the quarter.

(3) Represents the number of units turned over for the period, divided by the number of units in the region, annualized.

(4) Age shown in years.

Associated Estates Realty Corporation
Property Net Operating Income (Property NOI)
For the Three Months Ended March 31, 2005 and 2004

Property NOI [1]	No. of Units	2005 NOI	% of Total NOI	2004 NOI	% of Total NOI
			Three Months Ended March 31,		
"Same Store" Market-Rate					
Arizona	204	$ 204	1.17%	$ 225	1.27%
Florida	1,128	1,815	10.39%	1,479	8.32%
Georgia	706	664	3.80%	613	3.45%
Indiana	836	1,168	6.69%	1,078	6.06%
Metro D.C.	667	1,451	8.31%	1,274	7.16%
Michigan	2,888	3,115	17.84%	3,581	20.13%
North Carolina	276	243	1.39%	276	1.55%
Ohio - Central Ohio	3,135	3,127	17.91%	3,516	19.77%
Ohio - Northeastern Ohio	3,448	2,295	13.15%	2,930	16.47%
Ohio - Northeastern - Congregate Care	170	(34)	(0.19)%	(27)	(0.15)%
Ohio - Toledo, Ohio	1,060	1,164	6.67%	1,053	5.92%
Pennsylvania	468	386	2.21%	446	2.51%
Texas	104	95	0.54%	148	0.83%
Total "Same Store" Market-Rate	15,090	15,693	89.88%	16,593	93.29%
Affordable Housing					
Ohio	1,246	1,133	6.49%	1,194	6.71%
Acquisitions					
Florida	604	633	3.63%	-	0.00%
	16,940	$ 17,459	100.00%	$ 17,787	100.00%
Discontinued Operations [2]	N/A	$ 497	N/A	$ 832	N/A
Total Properties	N/A	$ 17,956	N/A	$ 18,619	N/A

(1) See page 17 for the Company's definition of this non-GAAP measurement.

(2) Represents NOI included in discontinued operations in the Consolidated Statements of Operations.

Associated Estates Realty Corporation
Debt Structure
As of March 31, 2005
(Dollar and share amounts in thousands)

	Balance Outstanding March 31, 2005	Percentage of Total Debt	Weighted Average Interest Rate
FIXED RATE DEBT			
Mortgage notes payable	$ 469,486	78.1%	7.7%
Unsecured borrowing	25,780	4.3%	7.9%
Total fixed rate debt	495,266	82.4%	7.7%
VARIABLE RATE DEBT			
Mortgage notes payable	99,627	16.5%	4.8%
Lines of credit borrowings	7,100	1.1%	4.4%
Total variable rate debt	106,727	17.6%	4.7%
TOTAL DEBT	$ 601,993	100.0%	7.2%
Interest coverage ratio [1]	1.55:1		
Fixed charge coverage ratio [2]	1.37:1		
Weighted average maturity	5.3 years		

SCHEDULED PRINCIPAL MATURITIES			
	Fixed Rate	Variable Rate	Total
2005	$ -	$ 13,706	$ 13,706
2006 [3]	-	46,420	46,420
2007	82,119	45,220	127,339
2008	41,179	-	41,179
2009	127,430	-	127,430
Thereafter	244,538	1,381	245,919
Total	$ 495,266	$ 106,727	$ 601,993

	Three Months Ended March 31,	
	2005	2004
INTEREST RATE SWAP		
Amortization of termination fee [4]	$ (119)	$ (119)
Interest rate swap expense	(64)	(230)
Total	$ (183)	$ (349)

(1) Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs, and excluding preferred redemption cost write-off. See page 17 for a reconciliation of net (loss) income to EBITDA and for the Company's definition of EBITDA.

(2) Represents interest expense and preferred stock dividend payment coverage, excluding preferred redemption cost write-off.

(3) Includes the scheduled maturity on one of the Company's lines of credit.

(4) On December 11, 2000, the Company executed termination agreements for two swaps. The Company received termination payments totaling $3.2 million, which are being amortized over the remaining terms of the swaps through 2007, at the rate of $37,693 per month or $476,317 per year.

Associated Estates Realty Corporation
Joint Venture Summary Data
For the Three Months Ended March 31, 2005 and 2004
(Unaudited, dollar amounts in thousands)

Balance Sheet Data	March 31, 2005	December 31, 2004
Real estate, net	$ 55,419	$ 55,962
Other assets	1,474	1,476
	$ 56,893	$ 57,438
Amount payable to the Company	$ 23	$ 23
Mortgage payable	45,568	45,770
Other liabilities	1,146	968
Equity	10,156	10,677
	$ 56,893	$ 57,438

Beneficial Interest in Operations		
	Three Months Ended March 31,	
	2005	2004
Revenue	$ 858	$ 1,054
Cost of operations	513	596
Revenue less cost of operation	345	458
Interest income	-	-
Interest expense	(304)	(353)
Depreciation - real estate assets	(241)	(285)
Depreciation - other	(50)	(50)
Amortization of deferred costs	(8)	(21)
Amortization of deferred financing fees	(7)	(10)
Discontinued operations:		
Results of operations	-	3
Gain on sale of property	-	-
Net (loss) income	(265)	(258)
Add:		
Depreciation - real estate assets	241	285
Amortization of deferred costs	8	21
Less:		
Gain on sale of property	-	-
Funds From Operations (FFO) [1]	$ (16)	$ 48

Summary of Debt	Number of Units	At 100%	AERC's Prorata Share	Maturity Date
Lakeshore Village (50.0% Affordable Housing)	108	$ 4,182	$ 2,091	8/1/2031
Idlewylde Phase I (49.0% Market-Rate)	308	16,514	8,092	5/15/2005
Idlewylde Phase II (49.0% Market-Rate) [2]	535	24,872	12,187	12/10/2005
Total of all joint ventures	951	$ 45,568	$ 22,370	

(1) See page 16 for the Company's definition of this non-GAAP measurement.

(2) The Company has guaranteed the payment of 50.0% of the loan balance or approximately $12.4 million.

Associated Estates Realty Corporation
Definitions of Non-GAAP Financial Measures

This supplemental includes certain non-GAAP financial measures that the Company believes are helpful in understanding our business, as further described below. The Company's definition and calculation of these non-GAAP financial measures may differ from those of other REITs, and may, therefore, not be comparable.

Funds from Operations ("FFO")

The Company defines FFO as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. Adjustments for joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs.

Funds from Operations ("FFO") Excluding Preferred Redemption Costs

The Company defines FFO excluding preferred redemption costs as FFO, as defined above, plus the add back of the $2,163,000 original issuance costs associated with the redemption of preferred shares. In accordance with GAAP, the Company reclassified these costs from paid-in-capital to operating activity in connection with the redemption of the Series A Preferred Shares. The Company is providing this calculation as an alternative FFO calculation as it considers it a more appropriate measure of comparing the operating performance of a company's real estate between periods or as compared to different REITs.

Funds Available for Distribution ("FAD")

The Company defines FAD as FFO plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. Adjustments for joint ventures are calculated to reflect FAD on the same basis. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO, FAD also reflects the recurring capital expenditures that are necessary to maintain the associated real estate.

Associated Estates Realty Corporation
Definitions of Non-GAAP Financial Measures

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. The Company considers EBITDA to be appropriate supplemental measures of our performance because they eliminate depreciation and interest which permits investors to view income from operations unclouded by non-cash depreciation or the cost of debt. Below is a reconciliation of net (loss) income available to common shareholders to EBITDA.

| | Three Months Ended | |
| | March 31, | |
	2005	2004
Net (loss) income available to common shareholders	$ (6,843)	$ (2,436)
Equity in net loss of joint venture	265	258
Preferred share dividends	1,346	1,371
Original issuance costs related to redemption of preferred shares	2,163	-
Interest income	(113)	(42)
Interest expense, net	10,003	10,004
Depreciation and amortization	8,795	8,231
Taxes	70	73
EBITDA	15,686	17,459
EBITDA - Joint Ventures:		
Equity in net loss of joint venture	(265)	(258)
Interest income	-	-
Interest expense, net	311	363
Depreciation and amortization	299	356
EBITDA - Joint Ventures	345	461
Total EBITDA	$ 16,031	$ 17,920

Net Operating Income ("NOI")

NOI is determined by deducting property operating and maintenance expenses, direct property management and service companies expenses and painting service expense from total revenues (including interest income). The Company evaluates the performance of its reportable segments based on NOI. The Company considers NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio and management and service companies at the property and management service company level and is used to assess regional property and management and service company level performance. NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

Property Net Operating Income ("Property NOI")

Property NOI is determined by deducting property operating and maintenance expenses from total property revenue (including interest income). The Company considers property NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio at the property level and is used to assess regional property level performance. NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

Recurring Fixed Asset Additions

The Company considers recurring fixed asset additions to a property to be capital expenditures made to replace worn out assets so as to maintain the property's value.

Investment/Revenue Enhancing and/or Non-Recurring Fixed Asset Additions

The Company considers investment/revenue enhancing and/or non-recurring fixed assets to be capital expenditures if such improvements increase the value of the property and/or enable the Company to increase rents.

Same Store "Market-Rate" Properties

Same Store "Market-Rate" Properties are conventional multifamily residential apartments, which have reached stabilization. The Company considers a property stabilized when its occupancy rate reaches 93.0% or one year following the purchase or delivery of the final units, whichever occurs first.